UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

JONES SODA CO.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48023P106
(CUSIP Number)

SOL Global Investments Corp. Attn: Peter Liabotis, Chief Financial Officer 100 King Street West, Suite 5600 Toronto, ON M5X 4B2 Canada Telephone: (212) 729-9208	Richard Raymer Jonathan A. Van Horn Dorsey & Whitney LLP TD Canada Trust Tower, Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada Telephone: (416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOL Global Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.0%*
*  Calculated based on 61,556,076 shares of common stock of Jones Soda Co. (the “Issuer”) outstanding as of October 31, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP NO. 48023P106

This Amendment No. 3 (this “Amendment No. 3”) amends the statement on Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2019 (the “Original Schedule 13D”), and relates to shares of common stock, no par value (“Common Stock”), of Jones Soda Co., a Washington corporation (the “Issuer”). The Original Schedule 13D remains in full force and effect, except as amended by (i) Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on March 28, 2019, (ii) Amendment No. 2 to Schedule 13D filed by the Reporting Person with the SEC on July 18, 2019 (the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) and (iii) this Amendment No. 3.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 3 amends Item 2 and Item 7 as set forth below.  As a result of the transactions described herein, the Reporting Person no longer beneficially owns any shares of Common Stock.  This Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an “Exit Filing” for the Reporting Person.

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented by adding the following disclosure:

As a result of the Reporting Person’s sale of all of its shares of Common Stock, among other factors, the Reporting Person is no longer a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Act of 1934, as amended (the “Exchange Act”), with Heavenly RX, Ltd. (the “Separately Filing Group Member”).  Schedule A attached hereto sets forth certain information regarding the Separately Filing Group Member as required by Item 2 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby replaced in its entirety by the following disclosure:

(a)           The Reporting Person may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 0 shares of Common Stock, representing 0.0% of the outstanding Common Stock.  Such percentage ownership is based on 61,556,076 shares of Common Stock outstanding as of October 31, 2019, as reported on the Issuer’s Quarterly Report on 10-Q filed with the SEC on November 12, 2019.

To the knowledge of the Reporting Person, the Separately Filing Group Member beneficially owns 33,852,879 shares of Common Stock.

Notwithstanding anything to the contrary in this Schedule 13D, the Reporting Person disclaims any beneficial ownership of the shares of Common Stock owned by the Separately Filing Group Member.  Nothing contained in this Schedule 13D shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of the shares of Common Stock owned by the Separately Filing Group Member.

(b)         To the knowledge of the Reporting Person, the Separately Filing Group Member has the sole power to vote and the sole power to dispose of 30,000,000 of the 33,852,879 shares of Common Stock that the Separately Filing Group Member beneficially owns.

(c)          The transactions of the Reporting Person in the Common Stock during the past 60 days are as set forth on Schedule B attached hereto.

To the knowledge of the Reporting Person, there have been no transactions in the Common Stock by the Separately Filing Group Member during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and believe, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2020	SOL GLOBAL INVESTMENTS CORP.

	By:	/s/ Peter Liabotis
Name: Peter Liabotis Title: Chief Financial Officer

SCHEDULE A
Separately Filing Group Members
The information contained in this Schedule A is based solely on information filed by the Separately Filing Group Member with the SEC.
Principal Office and Principal Business
The principal office of the Separately Filing Group Member is 1112 North Flagler Drive, Fort Lauderdale, FL 33304.
The principal business of the Separately Filing Group Member is to act as a hemp portfolio company.
Executive Officers and Directors
Certain information regarding the executive officers and directors of the Separately Filing Group Member is set forth below.
Heavenly RX, Ltd.
Name	Position	Principal Occupation	Business Address	Citizenship
Paul Norman	Chief Executive Officer and Director	Chief Executive Officer and Director of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Mike Beedles	Chief Operating Officer and Chief Technology Officer	Chief Operating Officer and Chief Technology Officer of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
William Wolz	Chief Financial Officer	Chief Financial Officer of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Jeanine Piro	Director	Director of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Peter Liabotis	Director	Chief Financial Officer of SOL Global Investments Corp.	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada

SCHEDULE B
Trading Data
Trade Date:	Shares of Common Stock Sold:	Shares of Common Stock Purchased:	Price Per Share(1)
12/10/2019	5,000	N/A	$0.39000
12/11/2019	80,000	N/A	$0.3512
12/11/2019	100,000	N/A	$0.35000
12/11/2019	1,110	N/A	$0.40000
12/11/2019	80,000	N/A	$0.3512
12/17/2019	160,000	N/A	$0.32030
12/18/2019	235,500	N/A	$0.33470
12/19/2019	85,273	N/A	$0.33880
12/20/2019	108,251	N/A	$0.33440
12/20/2019	47,424	N/A	$0.36260
12/23/2019	200,000	N/A	$0.35060
12/24/2019	150,000	N/A	$0.34560
12/26/2019	32,000	N/A	$0.34383
12/27/2019	48,365	N/A	$0.33350
12/30/2019	150,000	N/A	$0.3251
12/30/2019	300,000	N/A	$0.30550
12/30/2019	150,000	N/A	$0.3251
12/31/2019	125,000	N/A	$0.30400
12/31/2019	225,000	N/A	$0.30244
1/2/2020	75,000	N/A	$0.3135
1/2/2020	124,911	N/A	$0.30850
1/2/2020	75,000	N/A	$0.3135
1/3/2020	85,250	N/A	$0.29320
1/3/2020	183,250	N/A	$0.28529
1/6/2020	100,000	N/A	$0.28780
1/7/2020	1,500	N/A	$0.29000
1/8/2020	327,300	N/A	$0.27480
1/9/2020	85,000	N/A	$0.2701
1/9/2020	85,000	N/A	$0.2701
1/10/2020	600,000	N/A	$0.27120
1/13/2020	90,000	N/A	$0.2661
1/17/2020	120,000	N/A	$0.2892
1/22/2020	175,000	N/A	$0.2822
1/23/2020	283,200	N/A	$0.2655
(1)  The reported price per share is a weighted average price, in United States dollars, of all shares of Common Stock traded on the date indicated. These shares were traded in multiple transactions. The Reporting Person undertakes to provide the SEC, upon request, with full information regarding the number of shares traded on the dates set forth in this Schedule B.